UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Woori Finance Holdings Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul 100-792, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Period for submission of old share certificates and creditor objection due to the merger of Woori Finance Holdings Co., Ltd., and Woori Bank

1. Period for submission of old share certificates
-Start Date : October 11, 2014
-End Date: October 31, 2014

2. Creditor objection period
-Start Date : October 11, 2014
-End Date: October 21, 2014

3. Period expected for trade suspension
-Start Date : October 30, 2014
-End Date: November 18, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.

Date: October 10, 2014	By:	/s/ Seung-Gyu Kim
	Name:	Seung-Gyu Kim
	Title:	Executive Vice President